UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 17, 2019

CINCINNATI BANCORP

(Exact Name of Registrant as Specified in its Charter)

Federal	000-55529	47-4931771
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

6581 Harrison Avenue, Cincinnati, Ohio	45247
(Address of Principal Executive Offices)	(Zip Code)

(513) 574-3025

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(a) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective July 22, 2019, Henry C. Dolive retired from the Board of Director Cincinnati Bancorp in accordance with the mandatory retirement age provision contained in Cincinnati Bancorp’s Bylaws. He also retired from the Board of Directors of CF Mutual Holding Company, the Company’s parent mutual holding company, for the same reason. He continues to serve as a director of Cincinnati Federal, the Company’s bank subsidiary.

Item 8.01.	Other Events.

On July 17, 2019, CF Mutual Holding Company (“CF MHC”), the parent mutual holding company of Cincinnati Bancorp, adopted a Plan of Conversion and Reorganization (the “Plan”) pursuant to which CF MHC will undertake a “second-step” conversion and Cincinnati Federal, the wholly-owned subsidiary of Cincinnati Bancorp, will reorganize from the two-tier mutual holding company structure to the fully-public stock holding company structure. Following the conversion and reorganization, CF MHC will cease to exist and a newly-chartered stock holding company (the “New Holding Company”) will succeed to Cincinnati Bancorp as the stock holding company of Cincinnati Federal. CF MHC currently owns approximately 55.6% of the outstanding shares of common stock of Cincinnati Bancorp.

Pursuant to the Plan, (i) Cincinnati Federal will become the wholly-owned subsidiary of the New Holding Company, (ii) the shares of common stock of Cincinnati Bancorp held by persons other than CF MHC (the shares held by CF MHC will be canceled) will be converted into shares of common stock of the New Holding Company based on an exchange ratio designed to preserve the percentage ownership interests of such persons (excluding shares of common stock of the New Holding Company purchased in the stock offering described below and cash received in lieu of issuance of fractional shares of common stock of the New Holding Company, and as adjusted to reflect certain assets held by CF MHC), and (iii) the New Holding Company will offer and sell shares of common stock, representing the ownership interest of CF MHC in Cincinnati Bancorp, in a subscription offering and, if necessary, in a community offering and a syndicated community offering. The Plan establishes June 30, 2018 as the eligibility record date for determining the eligible account holders of Cincinnati Federal entitled to receive first priority non-transferable subscription rights to subscribe for shares of common stock of the New Holding Company in the subscription offering. The number and price of shares of common stock of the New Holding Company to be sold in the offering and the exchange ratio will be based on the pro forma market value of the New Holding Company, as determined by an independent appraisal.

The Plan is subject to regulatory approval as well as approval by the members of CF MHC (depositors and certain borrowers of Cincinnati Federal) and by stockholders of Cincinnati Bancorp (including approval by the holders of a majority of the outstanding shares of common stock of Cincinnati Bancorp held by persons other than CF MHC).

The foregoing summary of the Plan is not complete and is qualified in its entirety by reference to the complete text of the Plan, which is filed as Exhibit 2.1 to this Form 8-K and which is incorporated herein by reference.

On July 22, 2019, Cincinnati Bancorp issued a press release announcing the adoption of the Plan. A copy of the press release is filed as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

2.1	Plan of Conversion and Reorganization of CF Mutual Holding Company
99.1	Press Release Dated July 22, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CINCINNATI BANCORP

Date: July 22, 2019	By:	/s/ Joseph V. Bunke
Joseph V. Bunke
President